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                            August 18, 2022

       Grant Russell
       Chief Financial Officer
       Vuzix Corp
       25 Hendrix Road
       West Henrietta, New York 14586

                                                        Re: Vuzix Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 2, 2022
                                                            File No. 001-35955

       Dear Mr. Russell:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Managements Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations for Fiscal Years Ended December 31, 2021 and December 31, 2020, page
       41

   1.                                                   We note that you
disclose a subtotal for Gross Profit     Before Reserve for
                                                        Obsolescence. Since
inventory obsolescence reserves are normal, recurring expense to operate your business,
please tell us how you considered the guidance in Question 100.01 of the Compliance and
Disclosure Interpretations on Non-GAAP Financial Measures.
 Grant Russell
FirstName
Vuzix CorpLastNameGrant Russell
Comapany
August 18, NameVuzix
           2022        Corp
August
Page 2 18, 2022 Page 2
FirstName LastName
Liquidity and Capital Resources, page 49

2.       Please address the following for the    Net Loss less Non-Cash
Operating Expenses    and
         "Net Cash Loss" measures disclosed on page 49:
             We note that this measure appears to represent a non-GAAP liquidity measure. Please provide the most directly comparable GAAP measure, and tell us how you considered
             Item 10(e)(1)(ii)(A) of Regulation S-K.
             Please explain to us how management uses this measure and why you believe it provides useful information to investors.
             In future filings and earnings releases, please provide disclosures that comply with
             Item 10(e) of Regulation S-K and Regulation G, including reconciliation to the most directly comparable GAAP measure. In this regard, if Net Loss is not the most directly comparable GAAP measure, please revise the title of this measure to better describe the nature of this measure.
Consolidated Statements of Operations, page F-6

3. We note on the statements of operations, that you present a measure of gross profit (loss)
         (exclusive of depreciation shown separately below). Please tell us how your presentation complies with the guidance in SAB Topic 11.B. In this regard, if you do not allocate any depreciation and amortization to cost of sales, you should remove the gross profit subtotal from your statements of operations and relabel the cost of sales line item to indicate that it excludes depreciation and amortization. Your disclosures in MD&A should be similarly revised. Additionally, we note that in your Form 10-Q for the Quarter Ended July 3,
         2022, it is not clear where depreciation is presented in the Statements of Comprehensive
         Income. Please advise and revise accordingly, if applicable.
Notes to the Consolidated Financial Statements, page F-8

4. We note from your disclosure in Note 1 on page F-13, that for the year ended December
         31, 2021 you recognized $4,047,444 of stock compensation expense related to stock awards and stock option grants and $13,255,388 related to the LTIP. In light of this significant expense, please consider disclosing the amount of expense related to share-
         based payment arrangements included in each specific line item on the income statement.
         See guidance in SAB Topic 14.F.
 Grant Russell
FirstName
Vuzix CorpLastNameGrant Russell
Comapany
August 18, NameVuzix
           2022        Corp
August
Page 3 18, 2022 Page 3
FirstName LastName
Note 14. Long Term Incentive Plan, page F-24

5. We note your disclosure that during the fourth quarter of 2021 you corrected an error made in determining the fair market value of the market capitalization awards first put in place in March 2021. As a result, stock compensation expense, and therefore net loss and
         EPS, for each of the three preceding 2021 quarters was misstated, and you have presented the restated amounts for each quarter in the notes to the financial statements. In light of the fact that the error appears to materially affect the income statement for at least 2 of the quarters, please tell us why you did not file an amended Form 10-Q for the periods affected by this restatement. Please also tell us what consideration was given to filing an
         Item 4.02 Form 8-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire
Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Manufacturing